Exhibit 99.1

Viomi Technology Co., Ltd Granted Exception by Nasdaq Staff Regarding Form 20-F Filing

GUANGZHOU, China, July 30, 2025 -- Viomi Technology Co., Ltd (“Viomi” or the “Company”) (NASDAQ: VIOT), a leading technology company for home water solutions in China, today announced that it has been granted an exception by the Nasdaq Staff regarding the filing of its Form 20-F for the year ended December 31, 2024.

On May 21, 2025, Nasdaq Staff notified the Company of its non-compliance with Nasdaq’s filing requirements set forth in Listing Rule 5250(c)(1) (the “Rule”) because the Company had not filed its Form 20-F for the year ended December 31, 2024. However, following the further review and the materials submitted by the Company on July 2, 2025, Nasdaq Staff has determined to grant an exception to enable the Company to regain compliance with the Rule.

The terms of the exception require the Company to file its Form 20-F for the year ended December 31, 2024 on or before November 11, 2025, as required by the Rule. In the event that the Company does not satisfy the terms, Nasdaq Staff will issue written notification regarding the potential delisting of the Company’s securities. At such time, the Company retains the right to appeal Nasdaq Staff’s determination to a Hearings Panel.

Viomi is working to file its Form 20-F and regain compliance with the Rule on or before November 11, 2025.

About Viomi Technology

Viomi’s mission is “AI for Better Water,” utilizing AI technology to provide better drinking water solutions for households worldwide.

As an industry-leading technology company in home water systems, Viomi has developed a distinctive “Equipment + Consumables” business model. By leveraging its expertise in AI technology, intelligent hardware and software development, the Company simplifies filter replacement and enhances water quality monitoring, thereby increasing the filter replacement rate. Its continuous technological innovations extend filter lifespan and lower user costs, promoting the adoption of water purifiers and supporting a healthy lifestyle while effectively addressing the rising global demand for cleaner, fresher and healthier drinking water. The Company operates a world-leading “Water Purifier Gigafactory” with an integrated industrial chain that boasts optimal efficiency and facilitates continuous breakthroughs in water purification. This state-of-the-art facility enables Viomi to achieve economies of scale and accelerate the global popularization of residential water filtration.

For more information, please visit: ir.viomi.com.

For investor and media inquiries, please contact:

In China:

Viomi Technology Co., Ltd

Claire Ji

E-mail: ir@viomi.com.cn

Piacente Financial Communication

Hui Fan

Tel: +86-10-6508-0677

E-mail: viomi@tpg-ir.com

In the United States:

Piacente Financial Communication

Brandi Piacente

Tel: +1-212-481-2050

E-mail: viomi@tpg-ir.com